Exhibit 99.1

Fortuna launches new sustainability section on website

Vancouver, September 14, 2020 -- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce the launching of its new sustainability section on the Company´s website at https://www.fortunasilver.com/sustainability/overview. The new section highlights Fortuna´s sustainability approach, as well as our environmental, social, and governance (ESG) management and performance.

At Fortuna, we understand sustainability as the creation of long-term economic, social, and environmental value for our stakeholders. This comprehension has led us to make a fundamental commitment to integrate sustainability into our business strategy, organizational culture, and our day-to-day operational activities.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metal producer with its primary assets being the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold Project, currently under construction, in Argentina.  The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.  For more information, please visit its website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

E: info@fortunasilver.com